Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus Supplement dated February 6, 2023
Registration No. 333-249079

Pricing Term Sheet
T-MOBILE USA, INC.
$3,000,000,000
4.950% Senior Notes due 2028 (the “2028 Notes”)
5.050% Senior Notes due 2033 (the “2033 Notes”)
5.650% Senior Notes due 2053 (the “New 2053 Notes” and, collectively with the 2028 Notes and the 2033 Notes, the “Notes”)

Pricing Supplement, dated February 6, 2023, to Preliminary Prospectus Supplement, dated February 6, 2023 (the “Preliminary Prospectus Supplement”), of T-Mobile USA, Inc. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined herein have the meanings given them in the Preliminary Prospectus Supplement.

	2028 Notes	2033 Notes	New 2053 Notes
Principal Amount:	$1,000,000,000	$1,250,000,000	$750,000,000
Title of Securities:	4.950% Senior Notes due 2028	5.050% Senior Notes due 2033	5.650% Senior Notes due 2053*
Final Maturity Date:	March 15, 2028	July 15, 2033	January 15, 2053
Public Offering Price:	99.791% of principal amount, plus accrued and unpaid interest, if any, from February 9, 2023	99.827% of principal amount, plus accrued and unpaid interest, if any, from February 9, 2023	104.403% of principal amount, plus accrued and unpaid interest from January 15, 2023 (which accrued interest amount is $2,825,000)
Coupon:	4.950%	5.050%	5.650%
Yield-to-Maturity:	4.998%	5.072%	5.351%
Spread over Reference Treasury:	+118 bps	+143 bps	+165 bps
Reference Treasury:	3.500% UST due January 31, 2028	4.125% UST due November 15, 2032	3.000% UST due August 15, 2052
Reference Treasury Yield:	3.818%	3.642%	3.701%
Gross Proceeds Before Expenses:	$997,910,000	$1,247,837,500	$785,847,500
Net Proceeds Before Expenses:	$995,410,000	$1,243,150,000	$780,597,500
CUSIP/ISIN Numbers*:	CUSIP: 87264A CZ6 ISIN: US87264ACZ66	CUSIP: 87264A CY9 ISIN: US87264ACY91	CUSIP: 87264A CW3 ISIN: US87264ACW36

*
The New 2053 Notes will be an additional issuance of the 5.650% Senior Notes due 2053 issued by the Issuer in an aggregate principal of $1,000,000,000 on September 15, 2022 (the “Existing 2053 Notes”), will be fungible with the Existing 2053 Notes and will be consolidated with and form a single series with the Existing 2053 Notes.  The New 2053 Notes will have the same terms as the Existing 2053 Notes, other than the settlement date, offering price and initial interest payment date, and will have the same CUSIP number as the Existing 2053 Notes.

Terms Applicable to All Notes

Issuer:	T-Mobile USA, Inc., a Delaware corporation

Optional Redemption:
Prior to the applicable Par Call Date with respect to each series of Notes, the Issuer may redeem the Notes of such series at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(i) 100% of the principal amount of the Notes to be redeemed; and

(ii)
(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming that such Notes matured on their applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 20 basis points in the case of the 2028 Notes, 25 basis points in the case of the 2033 Notes and 35 basis points in the case of the New 2053 Notes less (b) unpaid interest accrued to the date of redemption (any excess of the amount described in this bullet point over the amount described in the immediately preceding bullet point, the “Make-Whole Premium”);

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the applicable Par Call Date with respect to each series of Notes, the Issuer may redeem the Notes of such series, in whole or in part, at any time or from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

“Par Call Date” with respect to the applicable Series means:

Series	Par Call Date
2028 Notes	February 15, 2028
2033 Notes	April 15, 2033
New 2053 Notes	July 15, 2052

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2023 for the 2028 Notes. January 15 and July 15, commencing July 15, 2023 for the 2033 Notes and the New 2053 Notes.
Record Dates:	March 1 and September 1 for the 2028 Notes. January 1 and July 1 for the 2033 Notes and the New 2053 Notes.

Underwriters:
Joint Book-Running Managers:
Deutsche Bank Securities Inc.
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
Wells Fargo Securities, LLC
Barclays Capital Inc.
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Commerz Markets LLC
Credit Agricole Securities (USA) Inc.
Credit Suisse Securities (USA) LLC
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
Santander US Capital Markets LLC
SG Americas Securities, LLC
SMBC Nikko Securities America, Inc.
TD Securities (USA) LLC
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.

Co-Managers:
ING Financial Markets LLC
NatWest Markets Securities Inc.
PNC Capital Markets LLC
Scotia Capital (USA) Inc.
R. Seelaus & Co., LLC
Samuel A. Ramirez & Company, Inc.

Trade Date:	February 6, 2023

Settlement Date:	February 9, 2023 (T+3)

We expect that delivery of the Notes will be made to investors on or about February 9, 2023, which will be the third business day following the date of this pricing supplement (such settlement being referred to as “T+3”).  Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Form of Offering:	SEC Registered (Registration No. 333-249079)

Denominations:	$2,000 and integral multiples of $1,000

The Issuer has filed a registration statement (Registration No. 333-249079) (including a Prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the Prospectus in that registration statement, the related Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC, for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, the underwriters or any dealer participating in the offering will arrange to send you the Prospectus and related Preliminary Prospectus Supplement if you request it by contacting Deutsche Bank Securities Inc., 1 Columbus Circle, New York, NY 10019, by telephone at +1 (800) 503-4611 or by email at prospectus.cpdg@db.com; Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, by telephone at +1 (866) 718-1649 or by email at Prospectus@morganstanley.com; RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281, by telephone at +1 (866) 375-6829 or by email at rbcnyfixedincomeprospectus@rbccm.com; or Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, by telephone at +1 (800) 645-3751 or by email at wfscustomerservice@wellsfargo.com.

No PRIIPs KID: Not for retail investors in the European Economic Area (“EEA”) or the United Kingdom. No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or the United Kingdom.

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